Exhibit 99.1

NEWS RELEASE

FOR DETAILS, CONTACT:	FOR IMMEDIATE RELEASE
Ola Bøsterud
Phone: +47 67 52 64 00
Mobile: +47 90 95 47 43

Christopher Møllerløkken
Phone: +47 67 51 43 16
Mobile: +47 90 27 63 55

US Investor Services
Katrina Parrott
Phone: +1 281 509 8000

NYSE delisting and SEC registration termination
     June 27, 2007, OSLO, NORWAY - Petroleum Geo-Services ASA (“PGS” or the “Company”) (OSE and NYSE: PGS) has previously announced that it intends to delist its American Depositary Shares (ADSs) voluntarily from the New York Stock Exchange (“NYSE”) and to terminate its registration and reporting obligations under Sections 12(g) and 15(d) of the Securities Exchange Act of 1934. The delisting and deregistration would not become effective prior to the Company’s extraordinary dividend, expected to be paid on or about July 10, 2007, that was approved by the Company’s shareholders at the annual general meeting held on June 15.
     PGS has not arranged for listing of its ADSs or the underlying ordinary shares on any other U.S. national exchange. However, PGS currently intends to keep its American Depositary Receipt (“ADR”) program in place, which is maintained with Citibank. Each ADR represents one ordinary share of the Company. Holders of ADRs may at any time surrender their ADRs under the Deposit Agreement and receive ordinary shares represented by such ADRs upon payment of any applicable fees, taxes or other charges. Delivery of such shares will be made through Verdipapirsentralen (“VPS”), the Norwegian centralized registry of securities.
     After the delisting from the NYSE, the Company’s ADSs are expected to be quoted, subject to the interest of market makers, on the Pink Sheets. Pink Sheets is a centralized quotation service that collects and publishes market maker quotes for over-the-counter securities in real time. More information about the Pink Sheets can be found at www.pinksheets.com. Investors should be aware that trading in PGS’ ADSs through market makers and quotation on the Pink Sheets may involve risk, such as trades not being executed as quickly as when the ADSs were listed on the NYSE.
     PGS’ rationale for the delisting and deregistration is based primarily on the following factors:
•	the Company’s ordinary shares are actively listed and traded on the Oslo Stock Exchange, and substantially all of the trading of the Company’s shares occurs outside of the United States;

•	the trading and liquidity of the ADSs on the NYSE has declined significantly over time and is currently limited;

Petroleum Geo-Services ASA	Phone: +47 6752 6400	Petroleum Geo-Services Inc	Phone:+1 281-509-8000
Strandveien 4	Fax: +47 6752 6464	15150 Memorial Drive	Fax: +1 281-509-8500
P.O. Box 89		Houston, TX 77079, USA
N-1325 Lysaker, Norway

•	with the increased sophistication and transparency of the capital markets worldwide, the Company believes that the value of maintaining a dual listing in the United States and Norway is reduced; and

•	particularly after the Company’s adoption of International Financial Reporting Standards in 2007, the Company believes that the cost and complexity of maintaining dual listing and satisfying multiple financial reporting obligations outweigh the value of maintaining such dual listing and multiple reporting regimes.
     PGS emphasizes that a delisting would not imply a reduced focus on the Company’s international shareholders or a reduced focus on its international or U.S. markets. PGS intends to continue its strong focus on corporate governance, transparency and internal controls subsequent to effectiveness of the NYSE delisting and SEC deregistration.
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Petroleum Geo-Services is a focused geophysical company providing a broad range of seismic and reservoir services, including acquisition, processing, interpretation, and field evaluation. The company also possesses the world’s most extensive multi-client data library. PGS operates on a worldwide basis with headquarters at Lysaker, Norway.
For more information on Petroleum Geo-Services visit www.pgs.com.
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The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company, which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission including the Company’s most recent Annual Report on Form 20-F for the year ended December 31, 2006. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.
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